October 12, 2010

Via Edgar Correspondence and Facsimile
Adam Turk, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:           Investors Real Estate Trust
Registration Statement on Form S-3
Filed on September 3, 2010
As amended by Pre-Effective
Amendment No. 1 filed October 1, 2010
Registration No. 333-169205

Ladies and Gentlemen:

Investors Real Estate Trust (the “Company”), a real estate investment trust organized under the laws of the State of North Dakota, hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 3:00 p.m., Washington, D.C. time, on Friday, October 15, 2010, or as soon thereafter as possible.  Please notify the undersigned at 952-401-4802 when the Registration Statement has been declared effective.

The Company acknowledges that

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
∙
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

INVESTORS REAL ESTATE TRUST

/s/ Karin M. Wentz

By:           Karin M. Wentz
Title:        Associate General Counsel